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                            August 4, 2023

       James Westmoreland
       Chief Executive Officer
       Daybreak Oil and Gas, Inc.
       1414 S. Friendswood Dr., Suite 212
       Friendswood, TX 77546

                                                        Re: Daybreak Oil and
Gas, Inc.
                                                            Form 10-K for the
Fiscal Year ended February 28, 2022
                                                            Filed June 15, 2022
                                                            Form 10-Q for the
Fiscal Quarter ended November 30, 2022
                                                            Filed January 17,
2023
                                                            File No. 000-50107

       Dear James Westmoreland:

               We have reviewed your July 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 6, 2023 letter.

       Form 10-Q for the Fiscal Quarter ended November 30, 2022

       Note 5 - Acquisition, page 9

   1. We understand from your response to prior comment 3 that you believe the Reabold acquisition did not
qualify as a business acquisition based on the guidance in FASB ASC
                                                        805-10-55-5A, and that
you plan to revise your accounting and disclosures to reflect the transaction as an asset
acquisition rather than a business acquisition.

                                                        However, given your
valuation of the consideration and the value ascribed to the property, it appears the value of
the property would represent about 68% of the fair value of the gross assets acquired,
based on the purchase price allocation shown in the Form 8-K/A
 James Westmoreland
Daybreak Oil and Gas, Inc.
August 4, 2023
Page 2
         that you filed on July 11, 2023, and in the Form 10-Q that you filed on July 26, 2022.

         Please explain to us how you concluded that such value would be properly regarded as substantially all of the fair value of the gross assets acquired, if this is your view. Based on the information that you have disclosed, it appears that you should continue your analysis of the criteria in FASB ASC 805-10-55-3A through 9 in determining whether the transaction should be reported as a business acquisition or an asset acquisition.

         Please provide us with a complete analysis of this guidance, describe to us all facets of the operations acquired (e.g. tell us if you acquired an assemble workforce or interests in leases along with the producing oil and gas properties), and explain how you ensured that all assets and liabilities were identified in accounting for the transaction.

         If you have properly concluded that the transaction does not qualify as a business acquisition, tell us how you propose to allocate the cost of the acquisition based on the guidance in FASB ASC 805-50-30-3, and report the correction of the error pursuant to
         FASB ASC 250-10-50-7. Please submit the associated disclosures that you expect to include in your annual report, including disclosures that would address the correction of errors in all three interim periods, and the Form 8-K/A referenced above.

         Also address the implications for your assessment of the effectiveness of your disclosure controls and procedures, and internal control over financial reporting. Please comply with your periodic report filing obligations under Rules 13a-1 and 13a-13 of Regulation 13A.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Staff Accountant at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

         Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.



FirstName LastNameJames Westmoreland                            Sincerely,
Comapany NameDaybreak Oil and Gas, Inc.
                                                                Division of
Corporation Finance
August 4, 2023 Page 2                                           Office of
Energy & Transportation
FirstName LastName